FORM 10-Q

EXHIBIT 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND COMMON SHARE EQUIVALENTS

Three Months Ended
December 31,
2001	2000

NET INCOME Net income <loss> applicable to common shares for basic earnings per share	$ <208,540>	$ <344,563>

Net income <loss> applicable to common shares for diluted earnings per share	$ <208,540>	$ <344,563>

SHARES OUTSTANDING Weighted average shares for basic earnings per share	1,219,750	1,217,750

Net effect of dilutive stock options - based on the treasury stock method using year-end market price, if higher than average market price	- *	- *

Total shares for diluted earnings per share	1,219,750	1,217,750

Basic Earnings Per Common Share	$ <.17>	$ <.28>

Diluted Earnings Per Common Share	$ <.17>	$ <.28>

*  Net effect of stock options was antidilutive for the period.